Exhibit 99.1

Hailiang Education Group Inc. Reports Fiscal Year 2020 Financial Results

HANGZHOU, China, October 14, 2020 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education”, the “Company” or “we”), an education and management service provider of primary, middle, and high schools in the PRC, announced its financial results for the fiscal year ended June 30, 2020.

“Despite temporary disruptions and short-term impact on our business caused by the COVID-19 pandemic, our strong and stable performance has demonstrated our continued progress in executing and innovating our growth strategy and highlighted the resilience of our underlying business. For the fiscal year 2020, our revenue was RMB1,482.6 million (US$209.8 million), slightly decreased by 1.1% year-on-year from RMB1,499.0 million. However, our revenue from K-12 educational services was RMB1,308.2 million (US$185.2 million), increased from RMB1,217.0 million year-on-year. Our net profit attributable to the Company’s shareholders was RMB370.8 million (US$52.5 million), increased by 26.4% year-on-year from RMB293.4 million. The increase of net profit attributable to the Company’s shareholders was primarily due to the continued increase of tuition generated from our affiliated schools and the steady-improving cost control capability resulting from delicacy management. For the fiscal year 2020, our gross profit margin was 33.7% and net profit attributable to the Company’s shareholders margin was 25.0%, increased from 31.5% and 19.6% respectively, compared to the same period last year” said Dr. Junwei Chen, our Chairman and Chief Executive Officer.

Dr. Chen continued, “When the outbreak of COVID-19 first appeared, with careful and proactive arrangements and deployments, we regarded the safety and health of all our students and employees as top priority and made appropriate short-term adjustments to our business operations when needed. To reduce the negative impact of COVID-19 on planned teaching progress of the Spring semester, we launched 'Hailiang VIP Cloud Virtual Classroom' in February 2020 to ensure that our students could continue their courses as planned before the outbreak of COVID-19 via online live classes. Benefiting from our abundant educational resources, outstanding facility capabilities, and technical advantages in IT infrastructure, our online education services and “Smart Campus” platform have thrived during the outbreak of COVID-19. As a result of above countermeasures, no material curriculum education service fees were refunded. We will continually monitor the development of the pandemic, assess and timely disclose the impact of COVID-19 on our financial position and financial performance.”

	For the year ended June 30,
(RMB millions, except per share data)	2020	2019	% Change
Revenue	1,482.6	1,499.0	-1.1%
K-12 educational services	1,308.2	1,217.0	7.5%
Basic educational program	859.2	805.7	6.6%
International program	449.0	411.3	9.2%
Educational training services	53.7	144.2	-62.8%
Study trip services	56.4	81.5	-30.8%
Education and management services	48.3	40.9	18.1%
Others	16.0	15.4	3.9%
Gross Profit	499.4	472.1	5.8%
Gross Margin	33.7%	31.5%	2.2pp *
Operating Profits	467.8	399.6	17.1%
Operating Margin	31.6%	26.7%	4.9pp *
Net Profit	366.6	315.8	16.1%
Net Profit Attributed to the Company’s shareholders	370.8	293.4	26.4%
EPS	0.90	0.71	26.8%

*Notes: pp represents percentage points

Fiscal Year 2020 Financial Highlights

•	Revenue was RMB1,482.6 million (US$209.8 million), a slight decrease of 1.1% from RMB1,499.0 million in fiscal year 2019. Revenue from K-12 educational services increased to RMB1,308.2 million (US$185.2 million), or by 7.5%, from RMB1,217.0 million in fiscal year 2019.

•	Gross profit was RMB499.4 million (US$70.7 million), an increase of 5.8% from RMB472.1 million in fiscal year 2019.

•	Gross margin was 33.7% compared with 31.5% in fiscal year 2019.

•	Net profit attributed to the Company’s shareholders was RMB370.8 million (US$52.5 million), an increase of 26.4% from RMB293.4 million in fiscal year 2019.

•	Basic and diluted earnings per share were RMB0.90 (US$0.13) compared with RMB0.71 in fiscal year 2019.

Fiscal Year 2020 Operational Highlights1

•	As of June 30, 2020, the scale of the Company’s school network has expanded to 37 schools, 9 of which were affiliated schools that we sponsored and 28 of which were managed schools that we provided education and management services to.

•	As of the date of our annual report on 20-F filed on October 14, 2020, there were four new affiliated schools, including Lanzhou Hailiang Experimental School, Wuhu Hailiang Experimental School, Hailiang Overseas Chinese School, which we started operating in September 2020 and Jinhua Hailiang Foreign Language School, which we acquired in September 2020.

•	As of June 30, 2020, the aggregate number of students enrolled in both our affiliated and managed schools were 66,344, which included 23,716 students enrolled in our affiliated schools. The number of students enrolled in the basic educational programs of our affiliated schools was 18,857, and the number of students enrolled in the international programs of our affiliated schools was 4,859.

•	For the fall semester of fiscal year 2021, as of September 20, 2020, the aggregate number of students enrolled in our affiliated schools increased to 26,865, which included 2,542 students enrolled in the four new affiliated schools that started operation or was acquired in September 2020. The number of students enrolled in the basic educational programs of our affiliated schools was 20,864, and the number of students enrolled in the international programs of our affiliated schools was 6,001.

•	As of June 30, 2020, there was an aggregate of 2,153 teachers and educational staff in our affiliated schools, which included 16 golden Olympiad competition training coaches, 9 exceptional teachers, and 139 senior teachers. Additionally, 26 graduates from Tsinghua University and Peking University have been appointed to take leading positions as teachers or in management as of August 31, 2020.

•	As of the date of our annual report on 20-F filed on October 14, 2020, we have facilitated the development and application of “Smart Campus” and “Smart Classroom” by establishing an experienced team composed of education professionals and IT developers, and cooperating with top Chinese universities and leading enterprises. With the integration of IoT, cloud and big data technology and the innovation of education and management experiences, we have launched a variety of applications and IT infrastructures, such as “iClass”, “Star Classroom”, “Star Teacher Training”, and online registration system, to improve efficiency of management and quality of teaching and learning.

1 Operational figures after June 30, 2020 are approximate numbers based on the Company's internal statistics currently available and differences may arise between such figures and the disclosure in subsequent results announcements, financial reports and/or other relevant corporate materials of the Company. The Company wishes to remind the shareholders of the Company and potential investors not to unduly rely on such numbers and that they are advised to exercise caution when dealing in the shares of the Company.

Fiscal Year 2020 Financial Results

Revenue

Revenue slightly decreased by 1.1% to RMB1,482.6 million (US$209.8 million) in fiscal year 2020, from RMB1,499.0 million in fiscal year 2019. It was mainly due to the decrease in revenue from our educational training services and study trip services, which was largely impacted by COVID-19. However, our revenue from basic educational program and international program, as well as our education and management services during the same periods, increased in fiscal year 2020 comparing to fiscal year 2019.

Revenue from K-12 educational services increased by RMB91.2 million (US$12.9 million), or 7.5% to RMB1,308.2 million (US$185.2 million) in the 2020 fiscal year. Revenue from the basic educational programs increased by RMB53.5 million (US$7.6 million), or 6.6% to RMB859.2 million (US$121.6 million) in fiscal year 2020, from RMB805.7 million in fiscal year 2019. Revenue from the international programs increased by RMB37.7 million (US$5.3 million), or 9.2%, to RMB449.0 million (US$63.6 million) in fiscal year 2020, from RMB411.3 million in fiscal year 2019. The increase was mainly due to the increase in the number of students enrolled as well as the increase in the average tuition charged in both programs.

Revenue from educational training services decreased by RMB90.5 million (US$12.8 million), or 62.8%, to RMB53.7 million (US$7.6 million) in fiscal year 2020, from RMB144.2 million in fiscal year 2019. This was mainly resulting from the liquidation of Jiangxi Haibo Education Management Co., Ltd.

Revenue from study trip services decreased by RMB25.1 million (US$3.6 million), or 30.8%, to RMB56.4 million (US$8.0 million) in fiscal year 2020, from RMB81.5 million in fiscal year 2019. This was mainly due to the restriction on travels because of COVID-19 which affected study trip services in second half of fiscal year 2020.

Revenue from education and management services increased by RMB7.4 million (US$1.0 million), or 18.1%, to RMB48.3 million (US$6.8 million) in fiscal year 2020, from RMB40.9 million in fiscal year 2019. This was mainly due to the increase in the number of managed schools and management fees of 15 Baishu Schools in fiscal year 2020.

Other revenue mainly represented revenue derived from overseas study consulting services and hotel management services. Other revenue increased by RMB0.6 million (US$0.1 million), or 3.9%, to RMB16.0 million (US$2.3 million) in fiscal year 2020, from RMB15.4 million in fiscal year 2019. This was resulted from the increase in revenue of overseas consulting services.

Cost of Revenue

Cost of revenue decreased by RMB43.7 million (US$6.2 million) or 4.3%, to RMB983.2 million (US$139.2 million) in fiscal year 2020, from RMB1,026.9 million in fiscal year 2019. The decrease was primarily due to a steep decrease in transportation costs related to K-12 educational services and study trip services resulting from the outbreak of COVID-19; and to a slight decrease in labor costs of our teachers and teaching staffs.

Gross Profit and Gross Margin

Gross profit increased by 5.8% to RMB499.4 million (US$70.7 million) in fiscal year 2020, from RMB472.1 million in fiscal year 2019.

Gross margin increased by 2.2 percentage points to 33.7% in fiscal year 2020, compared with 31.5% in fiscal year 2019.

Other Income, net

Other income consists of government grants and other miscellaneous income. Other income increased by RMB47.7 million (US$6.8 million), or 189.9%, to RMB72.8 million (US$10.3 million) in fiscal year 2020, from RMB25.1 million in fiscal year 2019, primarily due to an increase in government grants of subsidies we received from the local government.

Operating Expenses

Operating expenses increased by RMB6.7 million (US$0.9 million) or 6.9%, to RMB104.4 million (US$14.8 million) in fiscal year 2020, from RMB97.7 million in fiscal year 2019.

Selling expenses increased by RMB1.9 million (US$0.3 million) or 7.6%, to RMB26.9 million (US$3.8 million) in fiscal year 2020, from RMB25.0 million in fiscal year 2019. This increase was primarily due to increased student enrollment rewards on recruitment.

Administrative expenses increased by RMB4.8 million (US$0.7 million) or 6.7%, to RMB77.5 million (US$11.0 million) in fiscal year 2020 from RMB72.7 million in fiscal year 2019. This increase was primarily due to the increase in professional fees and increase in labor cost of our office and administrative staffs.

Finance Income and Finance Costs

Finance income increased by RMB0.2 million (US$0.03 million), or 0.8%, to RMB25.1 million (US$3.6 million) in fiscal year 2020, from RMB24.9 million in fiscal year 2019.

Finance costs was RMB4.4 million (US$0.6 million) in fiscal year 2020, which represent the interest on lease liabilities upon the adoption of IFRS 16 since July 1, 2019, compared with nil in fiscal year 2019.

Income Tax Expense

Income tax expense increased by RMB13.2 million (US$1.9 million) or 12.1%, to RMB121.9 million (US$17.3 million) in fiscal year 2020, from RMB108.7 million in fiscal year 2019. The increase was mainly driven by the growth of taxable profits. Our effective tax rate in fiscal year 2020 was 25.0%, comparing to 25.6% in fiscal year 2019.

Net Profit and Net Profit Attributable to the Company’s Shareholders

Net profit increased by 16.1% to RMB366.6 million (US$51.9 million) in fiscal year 2020, from RMB315.8 million in fiscal year 2019.

Net profit attributable to the Company’s shareholders increased by 26.4% to RMB370.8 million (US$52.5 million) in fiscal year 2020, from RMB293.4 million in fiscal year 2019.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share were RMB0.90 (US$0.13) in fiscal year 2020, compared with basic and diluted earnings per share of RMB0.71 in fiscal year 2019.

Cash Flow

Net cash provided by operating activities was RMB431.0 million (US$61.0 million) in fiscal year 2020, compared with RMB690.3 million in fiscal year 2019. Net cash used in investing activities was RMB127.8 million (US$18.1 million) in fiscal year 2020, compared with RMB1,234.2 million in fiscal year 2019. Net cash used in financing activities was RMB61.4 million (US$8.7 million) in fiscal year 2020, compared with RMB7.3 million in fiscal year 2019.

Balance Sheet

As of June 30, 2020, the Company had cash and cash equivalents of RMB503.0 million (US$71.2 million), compared with RMB260.7 million as of June 30, 2019. As of June 30, 2020, the Company had term deposits held at a related party finance entity of RMB916.6 million (US$129.7 million), compared with RMB1,387.1 million as of June 30, 2019.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

The Company will host its fiscal year 2020 financial results conference call at 9:00 am Eastern Time (6:00 am Pacific Time/9:00 pm Beijing Time) on October 15, 2020. To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Hailiang Education Group/HLG".

Conference Call

Date:	October 15, 2020
Time:	9:00 am ET, U.S.
International Toll Free:	United States: +1 888-346-8982 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945
International:	International: +1 412-902-4272
Conference ID:	Hailiang Education Group

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until October 22, 2020. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No. 10148525.

A live webcast and archive of the conference call will be available at http://ir.hailiangedu.com.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly valuing the quality of students' life, study, and development. Hailiang Education adapts its education services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual programs including Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses, as well as SAT courses. The Company has also formed extensive cooperative network with more than 200 educational institutions and universities globally. Hailiang Education is committed to making great effort to provide its students with greater opportunities to enroll in well-known domestic and international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statement

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

Contacts:

Mr. Litao Qiu
Board Secretary
Hailiang Education Group Inc.
Phone: +86-571-5812-1974
Email: ir@hailiangeducation.com

Ms. Tina Xiao
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE
YEARS ENDED JUNE 30, 2018, 2019 AND 2020

(Amounts in thousands except per share data)

	2020		2019	2018
	RMB	USD	RMB	RMB
Revenue	1,482,599	209,848	1,499,025	1,169,348
Cost of revenue	(983,175)	(139,159)	(1,026,903)	(804,674)

Gross profit	499,424	70,689	472,122	364,674
Other income, net	72,776	10,301	25,100	3,689
Selling expenses	(26,899)	(3,807)	(25,003)	(24,539)
Administrative expenses	(77,536)	(10,975)	(72,661)	(63,374)

Operating profit	467,765	66,208	399,558	280,450
Gain on disposal of affiliated entities	—	—	—	5,349
Finance income	25,120	3,556	24,935	11,391
Finance costs	(4,363)	(618)	—	—
Net finance income	20,757	2,938	24,935	11,391

Profit before tax	488,522	69,146	424,493	297,190
Income tax expenses	(121,924)	(17,257)	(108,713)	(66,288)

Net Profit	366,598	51,889	315,780	230,902

Profit attributable to:
Net (loss)/profit attributable to non-controlling interests	(4,234)	(599)	22,359	8,314
Net profit attributable to the Company’s shareholders	370,832	52,488	293,421	222,588
	366,598	51,889	315,780	230,902

Earnings per share
Basic and diluted earnings per share	0.90	0.13	0.71	0.54

Net Profit	366,598	51,889	315,780	230,902

Other comprehensive (loss)/income
Items that will not be reclassified to profit or loss
Exchange differences on translation of financial statements of the Company	2,966	420	4,086	(3,016)
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translation of financial statements of foreign operations other than the Company	(640)	(91)	(776)	474
Other comprehensive income/(loss), net of nil income tax	2,326	329	3,310	(2,542)

Total comprehensive income	368,924	52,218	319,090	228,360

Total comprehensive income attributable to:
Total comprehensive (loss) /income attributable to non-controlling interests	(4,234)	(599)	22,359	8,314
Total comprehensive income attributable to the Company’s shareholders	373,158	52,817	296,731	220,046

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2019 AND 2020

(Amounts in thousands)

	2020		2019
	RMB	USD	RMB
Assets
Property and equipment, net	628,538	88,964	620,623
Intangible assets and goodwill, net	97,806	13,844	99,525
Right-of-use assets	517,609	73,263	—
Contract costs	10,766	1,523	9,899
Prepayments to third party suppliers	75	11	94
Deferred tax assets	568	80	—
Non-current assets	1,255,362	177,685	730,141

Other receivables due from related parties	76,646	10,849	91,674
Other current assets	36,723	5,198	31,706
Term deposits held at a related party finance entity	916,601	129,736	1,387,094
Restricted bank deposits	324	46	1,613
Cash and cash equivalents	503,021	71,198	260,684
Current assets	1,533,315	217,027	1,772,771

Total assets	2,788,677	394,712	2,502,912

Equity
Share capital	268	38	268
Share premium	134,583	19,049	134,583
Contributed capital	251,034	35,532	251,034
Reserves	394,865	55,890	360,914
Retained earnings	1,244,216	176,107	905,009
Total Hailiang Education Group Inc. shareholders' equity	2,024,966	286,616	1,651,808
Non-controlling interests	10,797	1,528	37,439
Total equity	2,035,763	288,144	1,689,247

Liabilities
Contract liabilities	3,159	447	2,579
Deferred tax liabilities	4,607	652	4,691
Lease liabilities	18,749	2,654	—
Non-current liabilities	26,515	3,753	7,270

Trade and other payables due to third parties	264,870	37,490	218,122
Other payables due to related parties	136,045	19,256	134,745
Contract liabilities	274,874	38,906	398,951
Income tax payable	48,857	6,915	54,577
Lease liabilities	1,753	248	—
Current liabilities	726,399	102,815	806,395

Total liabilities	752,914	106,568	813,665
Commitments and contingencies	—	—	—
Total equity and liabilities	2,788,677	394,712	2,502,912